UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 52599/October 13, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12032

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
TRANSMEDIA ASIA PACIFIC, INC.	:	REVOKING REGISTRATION BY
	:	DEFAULT
	:	

The Securities and Exchange Commission (Commission) instituted this proceeding on September 7, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) accomplished service of the Order Instituting Proceedings (OIP) on Transmedia Asia Pacific, Inc. (Transmedia), by serving the Delaware Secretary of State on September 9, 2005. I take official notice of Title 8 § 321, of the Delaware Code, which provides that the Delaware Division of Corporations accepts service of process for a Delaware corporation when the corporation is no longer in good standing with the Secretary of State. 17 C.F.R. § 201.323. On October 11, 2005, the Division submitted the original Certificate of Corporate Status for Transmedia from the Delaware Secretary of State, which states that Transmedia is no longer in good standing, having become inoperative, and that it has had a void status with the Secretary of State of Delaware since March 1, 2002. Pursuant to Rules 111 and 151 of the Commission's Rules of Practice, I admit that material in evidence as Exhibit 1 in this proceeding. 17 C.F.R. §§ 201.111, .151.

Transmedia has not filed an Answer to the OIP, it has not filed a response to the Division's motion filed September 20, 2005, for an order of default or leave to file a motion for summary disposition, and Transmedia did not participate in the prehearing conference held on October 11, 2005.[1] Pursuant to Rule 155 of the Commission's Rules of Practice, I find that Transmedia is in default for failing to answer the OIP, failing to respond to a dispositive motion, and failing to appear at a prehearing conference of which it had notice.[2] I find further that the following allegations in the OIP to be true. 17 C.F.R. §§ 201.155, .220, .221.

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[1] The Division represents that it attempted unsuccessfully to contact Transmedia by writing to the address and by calling the telephone number shown in its last filed periodic report, and by sending a letter to Transmedia's registered agent in the State of South Carolina where it was registered as a foreign corporation. The State of South Carolina has no telephone listing for the registered agent.

[2] The Division served the Delaware Secretary of State with copies of all orders and pleadings.

Transmedia, stock symbol MBTA and Central Index Key 925063[3], is a Delaware corporation located in London, England, with common stock registered with the Commission under Section 12(g) of the Exchange Act. Transmedia, a company with a class of securities registered with the Commission, is delinquent in its periodic filings, having last filed a periodic report for the period ending December 31, 2000, and it has a void status with the Secretary of State of Delaware. <u>See</u> Appendix 1. In its last filing, Transmedia reported assets of $23,749,000, liabilities of $5,241,000, and a net loss of $3,245,000, for the three months ending December 31, 2000. Transmedia's common stock was quoted on the Pink Sheets as of August 26, 2005. For the six months ending March 25, 2005, Transmedia had an average daily trading volume of 21,621 shares.

Transmedia has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, which require issuers with classes of securities registered pursuant to Section 12(g) of the Exchange Act to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports on Form 10-K or Form 10-KSB, and Rule 13a-13 requires issuers to file quarterly reports on Form 10-Q or Form 10-QSB.

Ruling

Section 12(j) of the Exchange Act authorizes the Commission, as it deems necessary or appropriate for the protection of investors, to suspend for a period not exceeding twelve months or to revoke the registration of a security where an issuer has failed to comply with any provision of the Exchange Act or rule thereunder. On these facts, I find it both necessary and appropriate to revoke the registration of each class of securities of Transmedia.

Order

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of securities of Transmedia Asia Pacific, Inc., be, and is hereby revoked.

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Brenda P. Murray
Chief Administrative Law Judge

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[3] The Commission's EDGAR database uses a Central Index Key number to identify a filer.